Exhibit 12
The AES Corporation and Subsidiaries
Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(in millions, unaudited)

	2017	2016	2015	2014	2013
Actual:
Computation of earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$771	$187	$989	$1,224	$1,069
Fixed charges	1,539	1,658	1,547	1,574	1,582
Amortization of capitalized interest	33	31	30	30	29
Distributed income of equity investees	103	14	16	28	2
Less:
Capitalized interest	(130)	(124)	(92)	(71)	(51)
Preference security dividend of consolidated subsidiary	(1)	(5)	(10)	(5)	(6)
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	(53)	(40)	(28)	(26)	(40)
Earnings	$2,262	$1,721	$2,452	$2,754	$2,585

Fixed charges:
Interest expense, debt premium and discount amortization	$1,388	$1,509	$1,430	$1,485	$1,516
Capitalized interest	130	124	92	71	51
Preference security dividend of consolidated subsidiary	1	5	10	5	6
Interest portion of rental expense (1)	20	20	15	13	9
Fixed charges	$1,539	$1,658	$1,547	$1,574	$1,582
Ratio of earnings to fixed charges	1.47	1.04	1.59	1.75	1.63

(1)	Calculated as one-third of rental expense, which is deemed to be representative of the interest factor in rental expense.